# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Samsara Inc., CIK 0001642896
CUSIP: 79589L106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1 DE HARO STREET, 1 DE HARO STREET, SAN FRANCISCO, California (CA), 94107
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001020066-25-000019
Filed by CIK 0001020066

## Reporting persons
- SANDS CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); shared voting power 13,342,801; shared dispositive power 19,276,210; aggregate amount beneficially owned 19,276,210 (6.4% of the class)
- SANDS FRANK M.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); shared voting power 13,781,286; shared dispositive power 19,714,695; aggregate amount beneficially owned 19,714,695 (6.6% of the class)
- Sands Capital Alternatives, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); shared voting power 432,250; shared dispositive power 432,250; aggregate amount beneficially owned 432,250 (0.1% of the class)
- Sands Capital Global Innovation Fund-Public Opportunities, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); shared voting power 6,235; shared dispositive power 6,235; aggregate amount beneficially owned 6,235 (0% of the class)

## Item 1. Issuer
Name of issuer: Samsara Inc.
Address of issuer's principal executive offices: 1 DE HARO STREET, 1 DE HARO STREET, SAN FRANCISCO, CALIFORNIA, 94107.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed jointly by: (i) Sands Capital Global Innovation Fund-Public Opportunities, L.P. ("Sands Innovation Fund-Public Opportunities"); (ii) Sands Capital Alternatives, LLC ("SCA"); (iii) Sands Capital Management, LLC ("SCM"); and (iv) Frank M. Sands ("Sands"). Sands Innovation Fund-Public Opportunities, SCA, SCM, and Sands are together referred to herein as the "Reporting Persons". Sands Capital Global Innovation Fund-Public Opportunities-GP, L.P. ("Sands Innovation-Public Opportunities-GP LP") is the general partner of Sands Innovation Fund-Public Opportunities. Sands Capital Global Innovation Fund-Public Opportunities-GP, LLC ("Sands Innovation-Public Opportunities-GP LLC") is the general partner of Sands Innovation-Public Opportunities-GP LP. Sands holds ultimate voting and investment power over the securities held by Sands Innovation Fund-Public Opportunities, SCA, and SCM, and thus may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by Sands Innovation Fund-Public Opportunities, SCA, and SCM.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons, Sands Innovation-Public Opportunities-GP LP and Sands Innovation-Public Opportunities-GP LLC is 1000 Wilson Blvd., Suite 3000 Arlington, VA 222209.
Citizenship: Each of Sands Innovation Fund-Public Opportunities, Sands Innovation-Public Opportunities-GP LP, Sands Innovation-Public Opportunities-GP LLC, SCA and SCM is organized under the laws of the State of Delaware. Sands is a citizen of the United States.

## Item 4. Ownership
Amount beneficially owned: See rows 5 through 11 of cover page
Percent of class: See rows 5 through 11 of cover page
Sole power to vote or to direct the vote: See rows 5 through 11 of cover page
Shared power to vote or to direct the vote: See rows 5 through 11 of cover page
Sole power to dispose or to direct the disposition: See rows 5 through 11 of cover page
Shared power to dispose or to direct the disposition: See rows 5 through 11 of cover page

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Securities reported on this Schedule 13G are held in the accounts of various clients of SCA and SCM, which may include pension plans, endowments, foundations, mutual funds, charities, state and municipal government entities, Taft-Hartley plans, families, and individuals, among other types. Such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. No such client's interest in the class of securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SANDS CAPITAL MANAGEMENT, LLC: /s/ Alexandra R. Fulk, Alexandra R. Fulk, Chief Compliance Officer, Senior Counsel (07/08/2025)
- SANDS FRANK M.: /s/ Frank M. Sands, Frank M. Sands (07/08/2025)
- Sands Capital Alternatives, LLC: /s/ Jonathan Goodman, Jonathan Goodman, General Counsel (07/08/2025)
- Sands Capital Global Innovation Fund-Public Opportunities, L.P.: /s/ Jonathan Goodman, Jonathan Goodman, General Counsel of the GP of the GP of Sands Capital Global Innovation Fund-Public Opportunities, L.P. (07/08/2025)